Exhibit 99.3

H1 FY202 6 Investor Presentation LEIFRAS Co., Ltd. (Nasdaq: LFS) ｜ October 202 6

Forward-Looking Statements

This presentation contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as "approximates," "believes," "hopes," "expects," "anticipates," "estimates," "projects," "intends," "plans," "will," "would," "should," "could," "may" or other similar expressions in this presentation. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items; our ability to execute our growth, and expansion, including our ability to meet our goals; current and future economic and political conditions; our capital requirements and our ability to raise any additional financing which we may require; our ability to attract customers and further enhance our brand recognition; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business; trends and competition in the sports instruction services industry and the social support services industry; and other assumptions described in this presentation underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under "Risk Factors" in our annual report on Form 20-F (the "Annual Report") filed with the U.S. Securities and Exchange Commission (the "SEC").We base our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, changes in assumptions, or otherwise.

The forward-looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

You should read this presentation, along with the Annual Report and the documents that are filed as exhibits to the Annual Report, carefully and with the understanding that our actual future results may differ materially from what we currently expect.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.

1

2 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. October 9, 2026 ONE YEAR ON NASDAQ One Year on Nasdaq. Advancing to Our Next Stage of Growth in the Global Capital Markets. 2

3 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. INDEX

4 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. INDEX 2. Executive Summary 3. H1 FY2026 Consolidated Financial Results 4. Progress of the Growth Strategy 5. Consolidated Financial Position 6. 2026 Full - Year Consolidated Financial Forecast 7. Appendix • Growth Strategy • Capital Allocation • Reference Materials

5 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Corporate Philosophy/History With the corporate philosophy of " To change and design sports ,“ we practice "sports and social business" to address various social issues through sports. ２００ 0 ～ ２００５～ ２０１０～ 2015 ～ ２０２０～ ※ 1 （ FY ２０２５） Founded in 2001 Started sports school business FY2005 10,000 members FY2009 2 0,000 members FY2014 40,000 members FY2013 Started School club support business FY2023 60,000 members FY2024 70,000 members FY2020 Large - scale club activity project contract (Nagoya City elementary school) FY2012 30,000 members FY2021 50,000 members ※ 1:Performance comparison for the same period from FY23 onwards (US GAAP) Ranked No.1 in Japan across 4 major categories The USD amount is based on 25Q4 FX rate ￥ 156.80=$1.00.

Business Model

We operate our business in two segments: "Sports School Business" and "Social Business."

Sports School Business

Service details

We provide a unique sports service that cultivates the "non-cognitive skills" that are emphasized in modern education. Based on our teaching philosophy of "acknowledge, praise, encourage, and motivate," we offer a training program that integrates physical and mental growth, focusing not only on developing sports skills, but also on greetings, etiquette, leadership, cooperation, self-management, and problem-solving skills.

Revenue sources

- School fees (monthly fee, enrollment fee, annual fee)
- Event participation fee

Sales ratio



73%
(FY2025)



Sports School Number of Members for 4 Consecutive Years in Japan
No.1
Leifras sports school
According to Tokyo Shoko Research,Ltd. As of December 2025
Sports School Number of Schools for 4 Consecutive Years in Japan
No.1
Leifras sports school
According to Tokyo Shoko Research,Ltd. As of December 2025

Social Business

Service details

Our social business consists of two main types of projects: the "School Club Support" and "After-School Daycare Services." Our club activities project works in collaboration with local governments and schools and involves coaching and running club activities primarily at elementary and junior high schools. Our after-school day care services project supports the independence of children with developmental disabilities through sports.

Revenue sources

Mainly business outsourcing contract fees

Sales ratio

Compared to FY2023

+3%

(FY2023:24%)



27%
(FY2025)



School Clubs Number of Contracted Schools for 2 Consecutive Years
No.1
Leifras
According to Tokyo Shoko Research,Ltd. As of December 2025
Number of support club activities in Japan
No.1
Leifras
According to Tokyo Shoko Research,Ltd. As of December 2025

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.

6

Business Seasonality

Our business's profit structure is heavily weighted towards the second half of the year, with the majority of profits being recorded in the second half.

Seasonality of sports school business

- Membership numbers temporarily decrease around March, coinciding with school graduation season.
- Then, they increase again from April to June, coinciding with the start of the new school year.
- Event revenue peaks in March and August, and during school holidays from December to January.

Seasonality of social business

- Some contracts with government agencies involve payments being made in March, which introduces seasonality into the cash flow.

* For your reference: For more detailed information, please refer to the "Trend Information" section within the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Report of Foreign Private Issuer on Form 6-K.


Revenue
(million yen)
4,227
5,077
4,773
5,556
5,489
6,240
FY23 first half
FY23 second half
FY24 first half
FY24 second half
FY25 first half
FY25 second half


Income from operations
(million yen)
54
341
33
487
68
559
FY23 first half
FY23 second half
FY24 first half
FY24 second half
FY25 first half
FY25 second half

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.

7

8 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. INDEX 1. Company Profile 3. H1 FY2026 Consolidated Financial Results 4. Progress of the Growth Strategy 5. Consolidated Financial Position 6. 2026 Full - Year Consolidated Financial Forecast 7. Appendix • Growth Strategy • Capital Allocation • Reference Materials

Financial Highlights

Growth in the School Club Support Business and Sports School Business drove record-high net revenue, income from operations, adjusted income from operations, net income, and contracted club activities.

Net revenue



(in thousands of USD)
+8.9%
YoY
Record-high※1
33,754
36,768
FY25H1
FY26H1

Income from operations



(in thousands of USD)
+35.9%
YoY
Record-high※1
418
568
FY25H1
FY26H1

Adjusted income from operations※2



(in thousands of USD)
+105.6%
YoY
Record-high※1
418
859
FY25H1
FY26H1

Net income



(in thousands of USD)
+43.5%
YoY
Record-high※1
330
474
FY25H1
FY26H1

Sports school members



(people)
-0.9%
YoY
69,500
68,873
FY25H1
FY26H1

Contracted club activities



(clubs)
+6.2%
YoY
Record-high※1
2,095
2,224
FY25H1
FY26H1

*1: Comparison of performance over the same period from H1 FY25 onwards (US GAAP)
*2 : Adjusted income from operations is a performance measure of the profitability of our core business. Adjusted income from operations = Income from operations + acquisition-related costs.

JPY162.61=USD1.00

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.

9

Financial Highlights | Supplementary Explanation | Decrease in School Membership (YoY)

The main factors were an increase in graduating members as existing members reached higher grades and a strategic shift in the timing of new member acquisition to improve service quality. Net revenue and income from operations reached record highs, reflecting a steadily strengthening business foundation.※1

Main factors

① Increase in "graduating members" due to members reaching higher grades.

- As the number of members increases in the upper grades of elementary school, **the number of graduated members (members who remained enrolled until the 6th grade of elementary school and graduate in March) has increased compared to the previous year.**

* Many of our 6th-grade elementary school members graduate from (withdraw from) the school in March, which is the elementary school graduation season.

② A strategic shift in the "new customer acquisition timing" aimed at improving service quality.

- In line with strengthening new employee training, **we are strategically shifting customer acquisition timing.**
- As a result, the number of new classes opening **in the first half of the year decreased, leading to a year-on-year decrease in enrollment.**

*In Japan, most new employees join their companies in April.

③ One franchise agreement was terminated.

- The termination of one franchise location resulted in a decrease in the number of members.

In Q2 (YoY), despite a slight dip in membership, revenue and profit grew due to adjusted monthly fees and higher average spend per customer. Membership is expected to recover in Q3 and Q4 through new initiatives.

*1: Comparison of H1 results from FY2025 onward (U.S. GAAP)

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.

10

Key Topics of H1 FY2026

Steady progress achieved across key growth pillars: Sports School Business, Social Business, and M&A.

01 Sports School Business

- **Achieved expansion to all 47 prefectures nationwide.**
  Advancing to the next phase of community integration and club activity transition synergies, following the achievement of founding goals.

- **Acquired 1,185 members through an M&A (Tokai Sports Co., Ltd.)**
  Maximizing lifetime value ("LTV") by acquiring a sports brand targeting upper elementary school students.

- **Higher revenue per customer drove year-over-year growth in H1 FY2026 net revenue and income from operations.**
  Net revenue: **US$25,512 thousand (YoY: +5.4%)**; segment profit: **US$5,332 thousand (YoY: +2.5%)**.

02 Social Business

- **[School Club Support Business]**
  The number of our support clubs has expanded to 2,224. The strategy is progressing smoothly.
  New: **5** (including 3 in special wards and ordinance-designated cities)

- **[After-school Daycare Service]**
  Meeting growing demand through the new therapeutic education programs.
  Providing sports therapy, motor skill development, and independent learning support.

- **New school club activity contracts awarded in FY2025 drove year-over-year growth in H1 FY2026 net revenue and income from operations.**
  Net revenue: **US$11,256 thousand (YoY: +18.0%)**; segment profit: **US$1,674 thousand (YoY: +156.7%)**.

03 M&A

- **Executing a strategic M&A transaction for full-scale entry into the childcare business.**
  SWIFT JAPAN Co., Ltd. : 5 small-scale licensed daycare centers, 1 corporate-sponsored daycare center, and 1 after-school care facility.
  We entered into a stock transfer agreement on June 23, 2026, and SWIFT JAPAN became our subsidiary on July 1, 2026.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.

11

12 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. INDEX 1. Company Profile 2. Executive Summary 4. Progress of the Growth Strategy 5. Consolidated Financial Position 6. 2026 Full - Year Consolidated Financial Forecast 7. Appendix • Growth Strategy • Capital Allocation • Reference Materials

13 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Consolidated Statements of Income Highlights Net revenue, gross profit, income from operations, operating margin, adjusted income from operations, and net income reached record highs. ※ 1 ※ 2 YoY % change YoY change H1 FY2026 H1 FY2025 (in thousands of USD) 8.9% 3,014 36,768 33,754 Net revenue 22.6% 1,999 10,861 8,862 Gross profit 35.9% 150 568 418 Income from operations 0.3% ー 1.5% 1.2% Operating margin 43.5% 144 474 330 Net income 105.6% 441 859 418 Adjusted income from operations ※ ２ ※1: Comparison of Earnings for the Same Period Starting in FY25 （ USGAAP ） ※2 ： Adjusted income from operations ： Introduced as a performance management metric to measure the profitability of the core business Adjusted income from operations =Income from operations ＋ M&A - Related Costs USD ¥162.61=$1.00

Adjusted income from operations

Adjusted income from operations* was JPY139.7 million (US$859 thousand), up 105.6% year over year. The profitability of our core business continued to improve, establishing a foundation for growth in the second half.



H1 FY25
(in thousands of USD)
418
0
Acquisition-related costs
418
H1 FY25 income from operations
H1 FY25 Adjusted income from operations
H1 FY26
(in thousands of USD)
568
291
Acquisition-related costs
859
H1 FY26 income from operations
H1 FY26 Adjusted income from operations
Adjusted Income from operations +105.6% YoY

JPY162.61=USD1.00

*: Adjusted Income from Operations : Introduced as a performance management indicator representing the profitability of the core business. Adjusted income from operations = Income from operations + Acquisition-related costs

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.
14

Segment summary

Both the "Sports School Business" and the "Social Business" are growing steadily, reaching record highs.

Sports school business

Stable growth through increased LTV due to higher monthly membership fee rates.

Net revenue


(in thousands of USD)
+5.4% YoY
Record-high※1
24,216
25,512
FY25H1
FY26H1

Segment profit


(in thousands of USD)
+2.5% YoY
Record-high※1
5,200
5,332
FY25H1
FY26H1

Social business

High growth continues due to a significant increase in the number of club activity contracts.

Net revenue


(in thousands of USD)
+18.0% YoY
Record-high※1
9,539
11,256
FY25H1
FY26H1

Segment profit


(in thousands of USD)
+156.7% YoY
Record-high※1
652
1,674
FY25H1
FY26H1

*1: Comparison of H1 results from FY2025 onward (U.S. GAAP)

JPY162.61=USD1.00

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.

15

16 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. INDEX 1. Company Profile 2. Executive Summary 3. H1 FY2026 Consolidated Financial Results 5. Consolidated Financial Position 6. 2026 Full - Year Consolidated Financial Forecast 7. Appendix • Growth Strategy • Capital Allocation • Reference Materials

Progress of the Sports School Business

Higher monthly membership fee rates drove net revenue growth; market expansion remains on track.

Net revenue

(in thousands of USD)



+5.4%
YoY
Record-high※1
24,216
25,512
FY25H1
FY26H1

Segment profit

(in thousands of USD)



+2.5%
YoY
Record-high※1
5,200
5,332
FY25H1
FY26H1

JPY162.61=USD1.00

*1: Comparison of performance over the same period from Q1 FY25 onwards (US GAAP)

Topics

❶ Higher monthly membership fee rates improved LTV, driving steady FY26H1 sales growth YoY.

Sales: **$25,512 thousand** (YoY: +**5.4**%)

❷ We have developed a new sport called "SIX SHOOT" in collaboration with the popular anime "Blue Lock."

First Tournament held in August (Former Japanese national team player Yoichiro Kakitani appointed as official ambassador)

❸ "Dribble Designer Mr. Okabe × Leifras" Opens a Soccer School Specializing in Dribbling.

"1v1 DRIBBLE ACADEMY D-UNLOCK," Supervised by Mr. Okabe, opens its doors

❹ Acquired approx. 1,185 sports school members through the M&A of Tokai Sports Co., Ltd.

We acquired 100% of the outstanding shares of Tokai Sports Co., Ltd., which operates gymnastics classes at approximately 20 affiliated kindergartens and daycare centers and has approximately 1,185 school members.

❺ We have signed an alliance agreement with Blaublitz Akita and opened a collaborative school.

We opened a collaborative school in Odate City, Akita Prefecture. This completes our expansion to 47 prefectures nationwide.

❻ We have launched a new brand, "L-Spo".

We are opening a new brand (multi-sports school) aimed at attracting younger children and those with light needs.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.
17

18 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Progress of the Sports School Business II: Expansion to All 47 Prefectures Expanding to all 47 prefectures in Japan. With a robust nationwide network of instructors, advancing to the next phase of community integration and M&A . prefectures 47 / 47 members 68,873 Growth strategies Achievements in H1 FY2026

Progress of the Sports School Business II : Tokai Sports' M&A and Synergies

Through the acquisition of Tokai Sports, a strong brand in the Chukyo region, we added approximately 1,185 members. We aim to maximize LTV by retaining members who seek competitive sports training and acquiring customers efficiently through business-to-business-to-consumer ("B2B2C") partnerships.

Expanding market share through the acquisition of members

- ✓ Acquired a membership base of approximately 1,185 members (soccer and gymnastics)
- ✓ Expect to further expansion of market share

B2B2C platform for partner kindergartens and daycare centers

- ✓ Acquired the B2B2C platform of approximately 20 partner kindergartens and daycare centers
- ✓ A solid track record of maintaining all contracts over the past three years
- ✓ Establishing a "seamless development pathway from early childhood through junior high school"

Improving customer satisfaction through a performance-oriented brand

- Integration with methods for developing non-cognitive skills

Leifras' method for developing non-cognitive skills

×

Technical coaching that has produced professional athletes

Providing end-to-end athletic skill coaching and non-cognitive skill development to boost member and parent satisfaction and prevent member attrition.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.
19

A Paradigm Shift in Education in the Age of AI ｜ The Growth of the "Non-Cognitive Skills" Market

As AI commoditizes cognitive skills, parental investment is shifting toward non-cognitive skills.

1｜ Drastic Changes in the Macroeconomic Environment

The Rise of AI Is Eroding the Value of "Visible Academic Ability"

● **Skills Children Need in the Age of AI**
（Parent Survey: Top Priorities）



Academic Ability and Grades
1.7%
Non-cognitive Skills
76.8%

※ Survey by Result Design, Inc. (June 2026)

Only 1.7% of parents prioritize grades above all else; as AI automates memory and calculation, academic-only cram schools are reaching their limits.

2｜ Shifting Demand and Positioning

Future investment in education will likely focus on fostering non-cognitive skills.

The Traditional Cram School Market
(Focused on Cognitive Skills)
Replaced by AI
→ Decline in Value Proposition

The Great Shift in Capital and Demand

The experiential market for sports schools and similar programs
Leadership, Teamwork, and Perseverance
＝ Developing Non-Cognitive Skills That Cannot Be Replaced by AI

Our Strengths： Since our founding, we have focused on developing children's non-cognitive skills rather than prioritizing athletic technique alone. This approach aligns with growing demand for these skills.

3｜ Future Growth and Business Expansion

Growing Opportunities to Partner with Education Providers

Partnerships with Cram Schools
2020: Mainichi Kobetsu Juku
5-Days2026: Ando Juku

Building on these partnerships, we aim to expand our collaboration across the education sector as demand for non-cognitive skills grows.

Business-to-Consumer
Increasing the Number of New Individual Customers

Business-to-Business｜ New Revenue Streams
Providing Solutions to Educational Institutions

Our business opportunities extend beyond sports schools to the broader education sector.

Recognizing this demand, our company will take a leap forward as a new platform provider in the education industry.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.
20

Progress of Social Business I

Both the “school club support service” and “after-school daycare service” are scaling as planned.

Sales have increased significantly.

Net revenue

(in thousands of USD) **+18.0% YoY**


Record-high※1
9,539
11,256
FY25H1
FY26H1

Segment profit

(in thousands of USD) **+156.7% YoY**


Record-high※1
652
1,674
FY25H1
FY26H1

Topics

School club support service

❶ Secured Q3+ revenue streams via contracts with 24 local governments and 7 private schools.

New Business Development (5 cases): Secured "large-scale projects" in special wards and designated cities.

3 of 5 new contracts awarded in special wards/designated cities.

Phase 2 Growth Strategy (scaling to major municipalities) is progressing smoothly.

Existing Customers (19 cases): Achieved an extremely high repeat rate and "increased unit price".

Maintained a strong customer base with a **100% retention rate**.

After-school daycare service

❷ Through M&A (Well Resource Co., Ltd.), we acquired " 4 business locations".

Two new services, "FLEI" for motor learning support and "ILFE" for independent learning support, have been added.

❸ Including the M&A, we added nine business locations, a 45% increase year over year.

Number of business locations rapidly expanded from 20 to **29**, a **45**% increase compared to the previous year.

*1: Comparison of performance over the same period from H1 FY25 onwards (US GAAP)

JPY162.61=USD1.00

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.
21

Progress of Social Business Ⅰ: Expanding Club Activity Contracts

Securing contracts nationwide, from major metropolitan areas to regional cities, driving the number of managed club activities to a record high.

※As Japan's national "reform implementation period" for club activities begins in fiscal year 2026, we are positioned to capture growth opportunities in the JPY500 billion market and strengthen our position as **Japan's leading school club activity support provider**.

Achievements as a Japanese domestic leader

Contracted schools	YoY
478	+37.0%


School Clubs
Number of Contracted Schools for 2 Consecutive Years
No.1
Leifras
According to Tokyo Shoko Research,Ltd.
As of December 2025

Contracted club activities	YoY
2,224	+6.2%


Number of support club activities in Japan
No.1
Leifras
According to Tokyo Shoko Research,Ltd.
As of December 2025

Strategy progress and new client municipalities

Phase	Strategy	Status
PHASE 1	Conducting proof-of-concept testing & track record building	Completed
PHASE 2	Expansion into government-designated cities and special wards	Steadily progressing
PHASE 3	Expansion to cities nationwide & in regional areas	

< Newly Contracted Municipalities >

- Kawasaki City, Kanagawa Prefecture (Population: 1.57 million)
- Chiba City, Chiba Prefecture (Population: 1 million)
- Ota Ward, Tokyo (Population: 0.75 million)
- Fujisawa City, Kanagawa Prefecture (Population: 0.44 million)
- Niiza City, Saitama Prefecture (Population: 0.17 million)

Market size is estimated by the Company based on past contract performances.

Kawasaki City [https://www.city.kawasaki.jp/170/page/0000186995.html]20260501
Chiba City [https://www.city.chiba.jp/sogoseisaku/sogoseisaku/kikaku/tokei/top.html] 20260501
Ota Ward [https://www.city.ota.tokyo.jp/kuseijoho/suuji/jinkou/setai_jinkou/oota_suji0808.html] 20260901
Fujisawa City [https://www.city.fujisawa.kanagawa.jp/bunsho/shise/toke/jinko/jinko/index.html] 20260501
Niiza City [https://www.city.niiza.lg.jp/site/toukei/] 20260901

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.
22

The number of contracted government-designated cities and Tokyo special wards has increased, steadily expanding our business in urban areas.

leifras SPORTS & SOCIAL BUSINESS COMPANY

Government-designated Cities

Contract win rate **42.9%**

3 / 7 cities that conducted public tenders (out of 20 government-designated cities)

Cities currently under contract

- **Kawasaki City** Greater Tokyo Area branch
- **Chiba City** Greater Tokyo Area branch
- **Nagoya City** Tokai branch

■ **Additional Cities Awarded Contracts from July to September 2026**

Sapporo City
Kyoto City

Public Tenders Conducted: 9 Cities
Contracts Awarded: 5 Cities
Success Rate: 55.6%

Tokyo 23 Special Wards

Contract win rate **66.7%**

8 / 12 wards that conducted public tenders (out of 23 Tokyo special wards)

Wards for which we provide services

- **Chiyoda Ward**
- **Minato Ward**
- **Shinjuku Ward**
- **Taito Ward**
- **Shinagawa Ward**
- **Ota Ward**
- **Shibuya Ward**
- **Suginami Ward**

■ **Additional Cities Awarded Contracts from July to September 2026**

Adachi Ward
Edogawa Ward

Public Tenders Conducted: 14 Wards
Contracts Awarded: 10 Wards
Success Rate: 71.4%

Market Size: Our own calculation method based on past contract performance

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.

23

Progress of Social Business Ⅰ: Expanding Contracted Municipalities

End of June 2025

Number of contracted municipalities	Number of contracted schools	Number of contracted club activities
19 municipalities	349 schools	2,095 clubs



Hokkaido
Ebetsu City
Muroran City
Mombetsu City
Osaka
Suita City
Yao City
Sayama City
Fukuoka
Shingu Town
Shime Town
Oita
Beppu City
Aichi
Nagoya City
Tobishima Village
Nagakute City
Tokyo
Shinjuku Ward
Shinagawa Ward
Suginami Ward
Taito Ward
Shibuya Ward
Minato Ward
Chiyoda Ward

End of June 2026

Number of contracted municipalities	Number of contracted schools	Number of contracted club activities
24 municipalities	478 schools	2,224 clubs



Hokkaido
Ebetsu City
Muroran City
Mombetsu City
Osaka
Suita City
Yao City
Sayama City
Fukuoka
Shingu Town
Shime Town
Oita
Beppu City
Aichi
Nagoya City
Tobishima Village
Nagakute City
Tokyo
Shinjuku Ward
Shinagawa Ward
Suginami Ward
Taito Ward
Shibuya Ward
Minato Ward
Chiyoda Ward
Ota Ward
Saitama
Niiza City
Chiba
Chiba City
Kanagawa
Kawasaki City
Fujisawa City

Market size is estimated by the Company based on past contract performances.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.
24

Progress of Social Business II: Expanding from Our Core Businesses into the Childcare Sector

By moving customer touchpoints earlier in the customer journey, **entering the childcare business** to **secure touchpoints with infants aged 0**, and evolving into a lifelong educational growth platform.

Childcare services: SWIFT JAPAN Co., Ltd.

5 small-scale licensed daycare centers, 1 corporate-sponsored daycare center, and 1 after-school care facility

The share transfer agreement was signed on June 23, 2026, and SWIFT JAPAN became our subsidiary on July 1, 2026.

Collaboration with HR Produce, Co., Ltd.

partnering with 10,000+ preschools nationwide

Solving challenges in the childcare industry through the introduction of the “Milabo” non-cognitive skills assessment system and the opening of a school within the facility


✓ Expansion into the childcare sector
Existing businesses: Sports School Business, Social Business

While establishing a solid, government subsidy-backed foundation and entering new markets.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.
Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.
25

Progress of Social Business III | After-School Daycare Services

leifras
SPORTS & SOCIAL BUSINESS COMPANY

We have launched new after-school daycare services with a wider range of developmental support programs. This enables us to meet more diverse needs and lays the groundwork for our regional expansion strategy.

Achievements in H1 FY2026

The number of facilities

29 YoY **+9 facilities**

Growth rate YoY

+45%

LEIF
- **Existing business**
  Therapeutic education centered on soccer

FLEI
- **New initiatives**
  Indoor-focused exercise learning support

ILFE
- **New initiatives**
  Support for independent learning (PC skills, etc.)

Expansion of service areas in line with service diversification

Community-based approach through the dominant strategy

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.

26

Achievements of Leifras: Comprehensive Initiatives in Aichi Prefecture

In Aichi Prefecture, we are implementing a regional strategy that integrates sports schools, school club support, welfare services, childcare, and after-school programs. By building this comprehensive "Aichi Model" infrastructure, we aim to address a wide range of social issues.

Age 0 | Age 3 | Age 6 | Age 9 | Age 12 | Age 15


Sports School Business

Leifras Sports School
(Sports School Offering a Total of 13 Sports)

Kindergarten and Daycare Center Partnerships

New M&A

Tokai Sports
(A Club Specializing in Soccer)


Social Business

Elementary School Club Activities Support Business (Nagoya City 238 schools)

Junior High School Club Activities Support Business

New M&A

Childcare Business SWIFT JAPAN

The share transfer agreement was signed on June 23, 2026, and SWIFT JAPAN became our subsidiary on July 1, 2026.

After-School Programs

Nagoya Sports & Culture Community

After-School Daycare Services

Leveraging expertise gained from this model to address a wider range of social issues.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.
27

28 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. INDEX 1. Company Profile 2. Executive Summary 3. H1 FY2026 Consolidated Financial Results 4. Progress of the Growth Strategy 6. 2026 Full - Year Consolidated Financial Forecast 7. Appendix • Growth Strategy • Capital Allocation • Reference Materials

29 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Consolidated BS Highlights Maintaining a sound financial foundation. . Change % Change 2026/6/30 2025/12/31 (in thousands of USD) - 0.5% - 98 21,260 21,358 Total current assets 23.2% 1,714 9,107 7,393 Total non - current assets 5.6% 1,616 30,367 28,751 Total assets 2.1% 285 14,121 13,836 Total current liabilities 24.1% 857 4,415 3,558 Total non - current liabilities 6.6% 1,142 18,536 17,394 Total liabilities 4.2% 474 11,831 11,357 Total shareholders’ equity 5.6% 1,616 30,367 28,751 Total liabilities and shareholders’ equity USD ¥162.61=$1.00

30 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Consolidated CF Highlights FY ２ 6 H1 FY ２ 5 H1 (in thousands of USD) 1,554 1,924 Net cash provided by operating activities - 1,310 - 290 Net cash used in investing activities 172 - 1,882 Net cash (used in) provided by financing activities 417 - 249 Changes in cash and cash equivalents 15,939 15,363 Cash and cash equivalents at the end of the period Operating cash flow remained solid, with a strong cash position. USD ¥162.61=$1.00

31 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. INDEX 1. Company Profile 2. Executive Summary 3. H1 FY2026 Consolidated Financial Results 4. Progress of the Growth Strategy 5. Consolidated Financial Position 7. Appendix • Growth Strategy • Capital Allocation • Reference Materials

32 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. We predict continued growth with no changes to our Earnings Forecast . The guidance includes the results of Well Resources (from May 1, 2026), Tokai Sports (from June 1, 2026) and SWIFT JAPAN (fro m J uly 1, 2026). It does not assume any further business acquisitions, restructuring activities or legal settlements during the period. Consolidated Earnings Forecast for the Fiscal Year Ending December 2026 YoY Change % YoY Change FY26 FY25 FY24 （ in thousand USD ） 27.9% 20,865 95,663 74,798 65,878 Net revenue - - - 10.8% 8,110 82,908 33.9% 1,356 5,357 4,001 3,315 Income from operations - - - 13.2% 527 4,528 0.3% 5.6% 5.3% 5.0% Operating profit margin - - - 0.2% 5.5% (High) (Low) (High) (Low) (High) (Low) The USD amounts are translated at JPY156.80 per US$1.00, the exchange rate used for our FY2026 earnings forecast. 一寺 1

33 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. INDEX 1. Company Profile 2. Executive Summary 3. H1 FY2026 Consolidated Financial Results 4. Progress of the Growth Strategy 5. Consolidated Financial Position 6. 2026 Full - Year Consolidated Financial Forecast • Capital Allocation • Reference Materials

34 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Increase in graduates (withdrawals) due to current members reaching higher grades Issues and factors Strategies and measures Expansion of sports school business We are focusing on enhancing the quality of our class offerings and customer services, to continue being chosen by our customers and expanding market share and strengthening customer attraction, for sustainable growth. Internal environment Quality enhancement E xternal environment Growing awareness of the need to protect one's livelihood due to the effects of prolonged price hikes The special demand (rebound demand) after the COVID - 19 pandemic has run its course Market Share expansion and b randing  s trengthening customer attraction Differentiation through enhanced branding of the non - cognitive ability measurement system " Milabo “ Opening new student - led schools utilizing school facilities through comprehensive partnership agreements with universities and vocational schools and alliances with other companies in the same industry that share our philosophy

Expanding the share of club activities | Market size and national policy roadmap I

2026 school year will see the start of a "reform implementation period" for club activities. In principle, all club activities held on holidays will be transferred to the local community.

TAM | **Club activity market size**

Approximately **9,800** junior high schools nationwide *1

Approximately USD 3.07 billion

FY2025 Club Activity Support Business

Our current position as of June 30, 2026

Number of contracted schools: 478

FY2025 Sales: approx. USD 12.9 million



Room for growth
Privatization of club activities is accelerating
Reform implementation period
Weekends: All school club activities are planned to be expanded to the community
Weekdays: Resolve various issues and promote reform.
Reform promotion period
2023
2024
2025
2026
2027
2028
2029
2030
2031

*1: <Source> e-Stat Government Statistics Portal Site/Number of Schools in 2025
*2: Market Size: Our own calculation method based on past contract performance
*3: <Source> Club Activity Reform Portal Site/New Guidelines Regarding Club Activity Reform (This is merely a national plan and is not necessarily guaranteed to be implemented.)

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.
35

36 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Expanding the share of club activities | Market size and national policy roadmap II 202 3 Results 2024 Results Scheduled for 2025 Scheduled for 2026 2027 ～ The Japanese government has announced that it plans to transfer "more than 30%" of holiday club activities to local communities and the private sector in fiscal 2026. *1 [ Source ] Survey on the status of club activity reform efforts (Agency for Sports and Agency for Cultural Affairs) 4.7% ( 6,049 clubs ) 8.5% ( 10,910 clubs ) 16.6% ( 21,208 clubs ) ( 38,954 clubs ) Regional club activity development ratio across Japan and plans for * Ratio of local club activities across Japan (number of local club activities: number of clubs) * The percentage was calculated using a total of 128,000 clubs as the denominator (number of lobal club activities nationwide). Reform promotion period (demonstration experiment) *1: <Source> Club Activity Reform Portal Site/New Guidelines Regarding Club Activity Reform (This is merely a national plan a nd is not necessarily guaranteed to be implemented.)

37 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Number of school clubs managed : Repeat rate (continuation rate) from local governments: 100 % Collaboration with local governments (cumulative total from 2013 to 2025 ) • P refectures : ( 47 prefectures nationwide) • Special ward : (all 23 wards in Tokyo) Business areas: of sports instructors (full - time employees): of club activity instructors (part - time employees): Training through unique programs and thorough supervision by the general manager Achievements in safety management • Since accepting club activities in 2013, there Expanding share of club activities business | Competitive advantage I (barriers to entry) We have built up a barrier to entry through our established "trust, track record, and know - how" and our overwhelming "instructor platform" that is unique to our company. Competitive Advantage (Barriers to entry)

38 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Japan Private Education Council Expanding the share of club activities | Competitive advantage II (Network with the national government) Nippon Sport Policy Commission Japan Sport Association ( JSPO ) A strategic think tank and lobbying organization that proposes national sports policies and promotes industrialization A unified organization of the Japanese sports world that works to create an environment for "watching," "playing," and "supporting" sports. Japan Private Education Council An organization that brings together organizations representing various fields of private education to promote social contribution for children and contribute to the development of private education. Representative: Kiyotaka Ito *1: <Source> Club Activity Reform Portal Site/New Guidelines Regarding Club Activity Reform (This is merely a national plan a nd is not necessarily guaranteed to be implemented.) *2: All marks are trademarks or registered trademarks of their respective owners. The display of trademarks herein does not i mpl y that a license of any kind has been granted. Member

39 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Expanding market share in club activity programs | Strategies by phase Phase 2 will focus on "designated cities" where the balance between population density and market size is optimal. Phase 3 will expand to "nationwide and regional cities." Demonstration experiments and track record building Development into "Government - Designated Cities" Expansion to the whole country and regional cities PHASE 1 PHASE 2 PHASE 3 Target Designated cities Approximately Tokyo 23 wards: Approximately (number of schools not currently under contract) Strategy Scaling to a "City Designated by Government Ordinance" • The know - how gained will be expanded to urban areas. • Maximize recruitment and operational efficiency • A shift from "testing" to "commercialization." Completion Medium to long term ● Target nationwide ● Strategy Infrastructure development throughout the entire country • Utilizing the enhanced operating system from Phase 2 • Introduction of a highly efficient remote and supervisory management model that works even in areas with low population density. ● Achievements schools clubs ● Strategy Business model validation Establishing a revenue base * This is merely a national plan and is not necessarily guaranteed to be implemented.

40 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. By offering direct employment and clear career paths, we can continuously attract talented young people. by processing approximately 1,000 hiring and terminating transactions per month without delay. utilizing a nationwide network of experienced instructors The high level of reliability that allows for immediate coverage in case of staff shortages With a seamless system that integrates on - site operations and HR, we can quickly respond to the urgent needs of local governments. A llows for both by sharing talent within a given area. The system of allowing side jobs and concurrent employment ensures the availability of diverse professional talent, including current teachers. We are expanding Expanding Market Share in Club Activities | Human Capital Strategy II By utilizing Japan's only "instructor platform," we are building a scalable human resource base to support the rapid expansion of our business. Through comprehensive partnerships with educational institutions (such as Sanko Gakuen ), Human Capital Strategy

Improving operating profit margin | Factors, measures, and future outlook

From the “growth investment phase" to the ”margin expansion phase”.

School Business

From expansion to increased profit density

- **Improving LTV (monthly membership fees, events, merchandise sales, etc.)**
- Cost reduction by opening a school in kindergarten or school facilities
- Increase number of members per employee (increase in classes for younger employees)

Social Business

Increase in projects ＝ conversion to profit margin

- Proof of concept → **Convert to full contract to increase**
- Expand peripheral revenues (insurance, systems, etc.)
- Reduce costs per project through economies of scale

Management Department

Sales growth ＝ profits source of leverage

- **Utilize Digital Transformation (DX)/ Artificial Intelligence (AI)**
- Fixed management costs
- Improving business efficiency



Margin Expansion Phase
Increase operating profit margin for club activities (conversion from demonstration experiment to full contract)
LTV of school business・Reduce personnel in administrative departments
・Reduce fixed costs ・Utilize DX/AI
Growth investment phase
・Club activity demonstration experiment
・Human resource investment
・IPO/ management system development
2023
2024
2025
2026
2027
2028
2029

＊ This is merely a national plan and is not necessarily guaranteed to be implemented.
There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.
41

42 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. INDEX 1. Company Profile 2. Executive Summary 3. H1 FY2026 Consolidated Financial Results 4. Progress of the Growth Strategy 5. Consolidated Financial Position 6. 2026 Full - Year Consolidated Financial Forecast • Growth Strategy • Reference Materials

43 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Improving corporate value to achieve our mission and social mission of "Changing and Designing Sports" Capital Allocation We will prioritize promoting M&A (growth investment) and aim to improve corporate value through inorganic growth. Purpose Aims of target M & A policy Rigorous investigation and deliberation of consistency with overall strategy, synergy effects, investment rationality, risks and integration issues, etc. Basic Policy M&A with the aim of sustainable business expansion and synergy creation. All companies acquired in the past have completed PMI as planned. Acquired companies have achieved significant growth in collaboration with Leifras . M & A track record * This is merely a plan and is not necessarily guaranteed to be implemented. Expansion of business areas and improvement of customer LTV Strengthening of talent acquisition pipelines and efficient improvement of organizational infrastructure High value - added and efficient services through the use of technology

44 Copyright © 2026 LEIFRAS CO., LTD. All rights reserved. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. INDEX 1. Company Profile 2. Executive Summary 3. H1 FY2026 Consolidated Financial Results 4. Progress of the Growth Strategy 5. Consolidated Financial Position 6. 2026 Full - Year Consolidated Financial Forecast • Growth Strategy • Capital Allocation

Adjusted Income from Operations

Adjusted income from operations is a financial measure that is not calculated in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") (collectively referred to as the "non-GAAP financial measures"), and the use of the terms adjusted income from operations may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures..

We believe the non-GAAP financial measure provides investors with useful information with respect to our historical operations. We present the non-GAAP financial measure as supplemental performance measures because we believe it facilitates a comparative assessment of our operating performance relative to our performance based on our results under GAAP, while isolating the effects of some items that vary from period to period.

Specifically, adjusted income from operations allows us to assess our performance without the impact of the specifically identified items that we believe do not directly reflect our core operations, including acquisition-related costs and other items that management does not consider reflective of our core operating performance.
The non-GAAP financial measure also functions as key performance indicator used to evaluate our operating performance internally, and it is used in connection with the determination of incentive compensation for management, including executive officers.

(in thousands of USD)	FY25 H1	FY26 H1
Income from operations	418	568
Plus: acquisition-related costs[(a)]	-	291
Adjusted income from operations	418	859

(a) Represents acquisition-related costs incurred in connection with our acquisition activities, including transaction-related costs, legal, financial and tax due diligence expenses, integration costs and other acquisition-related costs. These costs have been added back for normalization purposes as they are not considered reflective of our core operating performance.

USD figures are based on JPY to USD ¥162.61=$1.00

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.
45

Supplementary materials on national policy ①

<Source> Japan Sports Agency - Club Activity Reform Portal Site / New Guidelines Regarding Club Activity Reform

「部活動改革及び地域クラブ活動の推進等に関する総合的なガイドライン」の概要（主な内容）

改革の理念等	●急激な少子化が進む中でも、将来にわたって生徒が継続的にスポーツ・文化芸術活動に親しむ機会を確保・充実 ●障害のある生徒や運動・文化芸術活動が苦手な生徒等を含め、全ての生徒が希望に応じて多種多様な活動に参加できる環境を整備 ●地域クラブ活動においては、学校部活動が担ってきた教育的意義を継承・発展させつつ、地域全体で支えることによる新たな価値を創出
改革期間	令和５年度～７年度「改革推進期間」 → 令和８年度～10年度「改革実行期間」（前期） 【中間評価】 令和11年度～13年度「改革実行期間」（後期）
取組方針	休日：改革実行期間内に、原則、全ての学校部活動において地域展開の実現を目指す ※現時点で着手していない地方公共団体においても、前期の間に確実に休日の地域展開等に着手 （中山間地域や離島等で地域展開が困難な場合には、当面、部活動指導員の配置等を推進） 平日：各種課題を解決しつつ、更なる改革を推進（まずは、国において実現可能な活動の在り方等を検証） ※学校部活動をベースとした地域との連携など、地域の実情等に応じた多様な改革を進めていくことが重要
認定制度	競技力向上を主目的としたチーム・スクール等との区別や質の担保等のため、国が示す要件等に基づき、市区町村等が地域クラブ活動の認定を行う仕組みを構築 【呼称】「認定地域クラブ活動」　【想定される認定の効果】公的支援（財政支援、学校施設の優先利用等）、大会・コンクールへの円滑な参加等 【主な要件】活動時間（平日は1日2h程度以内、休日は1日3h程度以内）/ 休養日（週2日以上、休日のみ活動の場合は土日どちらか）/ 低廉な参加費 / 指導体制（日本版DBS活用を含めた不適切行為の防止徹底、指導者研修・登録等）/ 安全確保 / 学校等との連携
地域展開の円滑な推進に当たっての対応	推進体制：国としての取組方針の提示・地方公共団体への支援・周知広報等 / 都道府県のリーダーシップ / 市区町村等が改革の責任主体 / 専門部署の設置・コーディネーターの配置 / 生徒が所属する中学校等との連携 / 関係団体等・大学・民間企業との連携等 各種課題への対応：①運営団体・実施主体の体制整備等　②指導者の確保・育成　③活動場所の確保(学校施設の有効活用等)　④移動手段の確保　⑤生徒の安全確保　⑥障害のある生徒の活動機会の確保　※６項目について具体的な取組内容等を整理 ニーズ反映・参画促進等：生徒等のニーズの把握・反映 / 地域クラブ活動への参加促進のための情報提供等（体験会の開催、入学説明会等でのオリエンテーション、ポータルサイトなどによる一元的な情報提供等）/ 生徒のクラブ運営等への参画（生徒同士の話し合いなど）
部活動の在り方	●適切な運営のための体制整備（部活動に係る方針策定、部活動指導員等の配置や合同部活動の実施、勤務時間管理・業務改善等） ●適切な指導及び安全・安心の確保（暴力・暴言・ハラスメント・いじめ等の不適切行為の根絶、事案発生時の迅速な対応・再発防止、過度な練習等の防止等） ●適切な活動時間・休養日等の設定　●生徒のニーズを踏まえたスポーツ・文化芸術環境の整備
大会等の在り方	●生徒の参加機会確保（地域クラブ活動等の参加促進等）　●大会等への引率や運営に係る体制整備（教師以外の関係者の参画促進等） ●生徒の安全確保（熱中症対策等）　●大会等の在り方の見直し（多様なニーズを踏まえた大会等の開催等）
関連制度	従事を希望する教師等の兼職兼業の円滑化（中学校教師だけでなく小学校教師（体育専科等）や高校・特別支援学校の教師等を含む）、教師の人事・採用での部活動指導力の評価における留意、高校入試における取扱いなど

2

Summary: Overview of the Guidelines for Reform of School Extracurricular Activities

1. Philosophy of the Reform The primary goal is to ensure that students can continue to enjoy sports and cultural activities in the future, despite the rapidly declining birthrate. By shifting from school-based activities to a community-wide support system, the reform aims to create new value and more diverse opportunities for all students.

2. Reform Timeline
   FY2023–2025: Reform Promotion Period
   FY2026–2028: Reform Implementation Period (Phase 1)
   FY2029–2031: Reform Implementation Period (Phase 2)
   Key Target: Realizing the transition of weekend/holiday activities to community-based clubs, in principle, across all schools during the implementation period starting in FY2026.

1. Key Policies and Certification System Weekends/Holidays: Prioritize the transition to community-based activities. Certification: Municipalities will establish a system to certify "Certified Community Club Activities." To be certified, clubs must meet specific requirements regarding activity hours (e.g., max 3 hours on holidays), rest days, and instructor qualifications. Benefits of Certification: Certified clubs will receive public support (financial aid, priority use of school facilities) and smoother participation in competitions.

2. Implementation and Addressing Challenges Support System: Municipalities take the lead in providing resources, appointing coordinators, and collaborating with private companies and universities. Safety and Standards: Strict measures will be taken to prevent misconduct, including the use of "Japanese version of DBS" (criminal record checks for instructors) and ensuring student safety (heatstroke prevention, etc.).Operational Challenges: Focus areas include securing instructors, finding activity venues, arranging transportation, and ensuring inclusivity for students with disabilities.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.
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Supplementary materials on national policy ②

<Source> Japan Sports Agency - Club Activity Reform Portal Site / New Guidelines Regarding Club Activity Reform



部活動の地域展開等の進捗状況（休日）
●「改革推進期間」が始まった令和５年度以降、部活動の地域展開等が着実に進捗
●「改革実行期間」が始まる令和８年度には、約３割の部活動が地域展開し、地域クラブ活動となる予定。
スポーツで1,097自治体、文化芸術で646自治体が地域展開に取り組む予定。
◆部活動数
（スポーツ・文化芸術合計）
地域展開（地域クラブ活動）
地域連携（合同部活動・部活動指導員）
(%)
40
35
30
25
20
15
10
5
0
6.5% (8,285部)
4.7% (6,049部)
7.9% (10,105部)
8.5% (10,910部)
8.6% (11,067部)
16.6% (21,208部)
6.2% (7,945部)
30.4% (38,954部)
R5（実績）
R6（実績）
R7（予定）
R8（予定）
◆自治体数
420 690 902 1097
R5 R6 R7 R8
地域展開（スポーツ）
878 1051 1043 774
R5 R6 R7 R8
地域連携（スポーツ）
127 240 407 646
R5 R6 R7 R8
地域展開（文化芸術）
292 355 386 324
R5 R6 R7 R8
地域連携（文化芸術）
【出典】部活動改革の取組状況に関する調査（スポーツ庁・文化庁）
<調査期間> 2025年5月7日～6月6日
<調査対象> 全ての都道府県、市区町村等
※1 「地域展開」は、地域展開が完了している、又は地域展開に取り組んでいる状態、「地域連携」は、合同部活動の実施と部活動指導員の活用の両方又はいずれかを行っている状態を指す
※2 部活動数の母数を128,000部（スポーツ100,000部、文化芸術28,000部）として割合を算出
※3 自治体数は都道府県及び市区町村等の合計

Summary: Progress Status of Regional Transition for Extracurricular Activities (Weekends/Holidays)

1. **Overall Progress** Since the "Reform Promotion Period" began in FY2023, the transition of school club activities to the community has been progressing steadily. By FY2026 (the start of the implementation period), it is projected that **approximately 30% (30.4%) of all club activities will have transitioned into community-based clubs.**

2. Trends in the Number of Club Activities (Sports & Arts/Culture Combined)
FY2023 (Actual): 11.2% total (4.7% regional transition + 6.5% regional cooperation).
FY2026 (Projected): 36.6% total (30.4% regional transition + 6.2% regional cooperation).
Observation: There is a significant shift towards full "regional transition" (becoming community clubs) rather than just "regional cooperation" (such as joint school teams).

3. Number of Participating Municipalities The number of local governments planning to implement regional transitions by FY2026 is increasing sharply:
Sports: 1,097 municipalities
Arts & Culture: 646 municipalities The data shows a clear upward trend, indicating that the movement to shift school activities to the local community is gaining momentum nationwide.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright © 2026 LEIFRAS CO., LTD. All rights reserved.
47

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